DEUTSCHE BANK AKTIENGESELLSCHAFT

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Suzanne Hayes, Assistant Director
Division of Corporation Finance

February 10, 2012

Re:	Deutsche Bank Aktiengesellschaft
Form 20-F for Fiscal Year Ended December 31, 2010
Filed March 15, 2011
Form 6-K
Filed October 25, 2011
File No. 001-15242

Ladies and Gentlemen:

We, Deutsche Bank Aktiengesellschaft (sometimes referred to as “Deutsche Bank” or the “Bank”), have received your letter, dated January 13, 2012 (the “Comment Letter”), providing comments on our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2010 (the “Annual Report” or the “Form 20-F”), our Interim Report as of September 30, 2011 filed on a Report on Form 6-K on October 25, 2011 (the “Interim Report”) and our letter dated October 12, 2011 responding to your last letter dated September 20, 2011. In addition, we note the “CF Disclosure Guidance: Topic No. 4, European Sovereign Debt Exposures” (the “Guidance”) that you issued on January 6, 2012 to which we refer at the end of this letter. We also refer to our letter, dated January 18, 2012, advising you that we will file a response to the Comment Letter on or before February 10, 2012.

In response to the Comment Letter, please note the following:

Form 20-F for Fiscal Year Ended December 31, 2010

Risk Factors, page 6

Transactions with counterparties in countries designated by the U.S. State Department as state sponsors of terrorism…., page 17

1. We note your response to comment five in our letter dated September 20, 2011. Please discuss for us the materiality of your contacts with Cuba when considered in light of qualitative factors, such as the type(s) of products and activities for which you have provided financing to counterparties domiciled in Cuba. Also, in furtherance of your goal of providing transparency to those investors who do not invest in companies associated with business in U.S.-designated state sponsors of terrorism, in future filings please identify Cuba in this risk factor as a country with and/or in which you do business.

As noted in our response of October 12, 2011, our business that involves counterparties domiciled in Cuba consists of a limited number of non-confirmed letters of credit and of structured export finance transactions with an aggregate volume throughout the past three fiscal years of always below EUR 120 m. This represents substantially less than 0.01% of our total assets. The transactions served to finance commercial products like tools for the sugar industry, and electricity supply, pharmaceutical products and sanitary goods.

In Item 3 of the 2011 Form 20-F we will identify Cuba in the risk factor on transactions with counterparties in countries designated by the U.S. State Department as state sponsors of terrorism by adding the following paragraph:

“We are also engaged in a limited amount of business with counterparties domiciled in Cuba, which is not subject to any United Nations, European Union or German embargo. The business consists of a limited number of non-confirmed letters of credit and of structured export finance transactions and represents substantially less than 0.01% of our assets as of December 31, 2011. The transactions served to finance commercial products like tools for the sugar industry, and electricity supply, pharmaceutical products and sanitary goods.”

2. We note your response to comment six. Please address the applicability of Section 104(c) of CISADA and Section 561.201 of the corresponding Iranian Financial Sanctions Regulations, and how these may impact or have impacted your business.

As noted in our response to comments 3 and 4 in your letter of September 20, 2011, in 2007 Deutsche Bank implemented an internal policy not to engage in any new business with clients of, or residing in, certain countries including Iran and to wind down existing business where legally possible. The remaining legacy agreements which could not be terminated were already in a repayment mode when the Comprehensive Iran Sanctions, Accountability, and Divestment Act (CISADA) took effect on July 1, 2010. Section 104(c) of CISADA has therefore not impacted our business.

Item 5. Operating and Financial Review and Prospectus

Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets,” page 66

3. We note your response to previous comment 8, including your proposed disclosure regarding the subsequent sales during 2010 and 2011 of certain assets that were previously reclassified under IAS 39 into the loans classification. For each the 2010 sales and the 2011 sales, please provide us with a detail of the assets sold that were previously reclassified under IAS 39 into the loans classification by type of assets. For each type of asset that was sold, please more clearly identify your basis under IAS 39 for concluding that the sales did not call into question the continued classification of the remaining assets that were previously reclassified to loans. For regulatory changes, please specify which regulatory changes you are referring to, and clearly differentiate the regulatory changes that resulted in the sales in 2010 from those changes resulting in sales in 2011. Confirm that all sales that resulted from a given regulatory change were in the same period.

There has been a total reduction in carrying value from March 31, 20091 to September 30, 2011 of EUR 15.1 bn of which the contribution from sales is EUR 3.1 bn. The other reductions in carrying value were due to full and partial redemptions, restructurings and maturities. In Q4 2010, the Actavis restructuring contributed EUR 4.2 bn2 to the decrease in carrying value. Loan loss provisions, interest accretion and foreign exchange also impacted the changes in carrying value.

The following tables provide further detail of the reclassified assets sold in 2010 and 2011. The analysis is presented by asset type, specifically securitized assets, debt securities and loans. In the Interim Report we presented the split of carrying value and fair value by business grouping. In order to compare the Q3 2011 disclosure to the analysis presented below, please note that the Commercial real estate business mainly holds securitized assets and loans, the Leveraged Lending business holds loans and the securitization business mainly holds securitized assets (i.e., mortgage backed and other asset backed securities). It is our intention to change the disclosure in the notes to our

[1]	March 31, 2009 represents the maximum population of reclassified assets as no reclassifications have occurred since this date
[2]	Refer to page 67 of the Annual Report 2010 on Form 20-F

2011 financial statements to reflect this categorisation by asset type. Please note there were no sales of reclassified financial assets formerly classified as available for sale in 2011.

2010
in € m.	Carrying value		Sales Proceeds	Profit/ (Loss)[b] on Disposal
Trading assets reclassified to loans:
Securitized Assets[a]	899	[c]	945	46
Debt Securities	137		131	(6)
Loans	888	[d]	847	(41)

	1,924		1,922	(2)

Financial assets available for sale reclassified to loans:
Securitized Assets	103		102	(1)
Loans	11		11	0

	114		113	(1)

Total financial assets reclassified to loans	2,037		2,035	(3)

To Q3 2011
in € m.	Carrying value		Sales Proceeds	Profit/ (Loss) on Disposal
Trading assets reclassified to loans:
Securitized Assets[a]	782		810	29
Debt Securities	116		119	2
Loans	160		162	2

	1,058		1,091	33

Total financial assets reclassified to loans	1,058		1,091	33

[a]	Securitized assets represent debt securities issued from securitization vehicles which contain underlying debt instruments such as mortgages, loans and bonds.
[b]	Profit/(Loss) on disposal does not include any frozen OCI released on sale.
[c]	In 2010, only 1 sale occurred with a carrying value greater than €100 million. This was a partial sale of a covered bond issued by a European bank.
[d]	Most of the Loans sold in 2010 were from the Leverage Lending business, including one position sold with a carrying value of approximately €369m.

Pursuant to IAS 39 “Financial Instruments: Recognition and Measurement” (“IAS 39”) paragraphs 50(c), 50D and 50E, an entity may reclassify financial assets from the fair value through profit or loss (“FVTPL”) or available for sale (“AFS”) measurement categories to the loans and receivables (“L&R”) category if, amongst other things, the entity has the intention and ability to hold the financial asset for the foreseeable future or until maturity. IAS 39 does not prescribe specifically which measurement category the reporting entity should reclassify to (with the exception of the FVTPL category), but does require that at reclassification date the financial asset meets the definition of the target category.

When the Bank reclassified financial assets in 2008 and 2009, pursuant to the relevant provisions of IAS 39, it reclassified from Trading (a subset of FVTPL) and AFS to the L&R measurement category. Since adoption of IFRS, the Bank has had a policy not to classify financial assets as Held to Maturity (“HTM”). In accordance with that accounting policy the Bank did not reclassify any financial asset to the HTM category.

The definition of L&R is detailed in IAS 39 paragraph 9 and provides, amongst other things, that the reporting entity must not have an intent to sell the asset immediately or in the near term. Similarly, in meeting the reclassification provisions of IAS 39, the Bank demonstrated that it had the intention and ability to hold the financial asset for the foreseeable future. As no financial assets were reclassified to the HTM category, we did not, nor were we required to, demonstrate that we would hold the financial assets to maturity.

Our accounting policy is explicit in stating that management judgment is required to determine what constitutes the foreseeable future, but, at a minimum, it is a period within one year. Each of the reclassified assets met the definition of L&R at the time of reclassification and no sales occurred or were permitted within the period of one year since the point of reclassification.

As distinct from the HTM category in which sales or reclassifications must be monitored in order to justify the continuing classification of similarly classified assets, sales from the L&R classification are permitted and do not call into question the continuing classification of the remaining assets in that category.

As detailed in our original response letter dated October 12, 2011, we have a robust policy, governance framework and approval process for sales of reclassified assets. Each asset is considered individually and approval is only granted if the sale of the asset meets the criteria in our policy and it is in the best interests of the Bank to sell.

The Bank operates in a continuously and rapidly changing environment impacted by many factors including economic, regulatory and other drivers. For example, since the time of the reclassification of assets in 2008 and early 2009 the Bank has responded to and implemented the changed capital measures of Basle 2.5 and is now preparing for Basle 3. Investor and regulator expectation levels for the key capital ratios under the different Basle regimes as well as the specific Regulator application of Basle 2.5 and 3 rules to certain asset types has also evolved over this time. Following the 2008/9 Financial Crisis, the Bank necessarily undertook business recalibration and de-risking activities to adapt to the business and regulatory environment as part of its overall Group strategy.

The reclassified assets that were sold in 2010 and 2011 were assessed in adherence with the policy and approval process mentioned above in light of the impact of these developments. As part of these ongoing initiatives, the Bank continues to assess assets in the reclassified portfolio on an individual basis against these criteria. In the event that opportunities to sell arise the Bank follows its policy to determine if a sale is, or is not, the best course of action for the Bank’s overall profitability, capital position and regulatory compliance. It is our belief that this approach is entirely compatible with the classification of L&R, as outlined above.

Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk

Credit Risk – Maximum Exposure to Credit Risk, page 147

4. Your response to prior comment 11 indicates that “household loans,” as referred to in your disclosure, include both mortgage and non-mortgage loans, which are comprised of installment loans, credit lines, credit cards, and private wealth management lending. Your response also indicates that you consider household loans to be homogenous in nature and that you evaluate credit risk on a portfolio basis. Typically, we note that other large financial institutions evaluate mortgage loans separately from consumer finance loans when evaluating credit risk, due in part to the fact that mortgage loans have underlying collateral. Please tell us the amount of mortgage and non-mortgage loans you held in your household loans portfolio for each period end (annual and interim). If the balance of each mortgage and non-mortgage loans respectively are significant, please consider presenting these two loan categories separately within your disclosure and revise your narrative disclosure to address the credit risk characteristics of mortgage and non-mortgage loans separately.

We propose to provide a split between mortgage and non-mortgage loans in our “Consumer Credit Exposure” table in our 2011 Form 20-F and future filings. Please note that per our current disclosure practice the “Mortgage Lending” business has already been separately displayed in the “Consumer Credit Exposure” table for Germany. In future filings we will also provide the same breakout for “Consumer Credit Exposure outside Germany”. Moreover, we also refer you to our disclosure in Note 18 “Loans” of our consolidated financial statements and in the presentation of “Loan Maturities” in the Supplemental Financial Information (which begin on page S-1, following our consolidated financial statements) for which a split into mortgages and non-mortgages has already been provided for household loans. We will also revise our narrative disclosures to describe the separate credit risk characteristics of mortgage and non-mortgage loans.

Item 18. Financial Statements

Impairment of Loans and Provision for Off-Balance Sheet Positions, page F-24

5. Your response to prior comment 15 indicates that for collectively assessed loans, the timing of a write-off varies across loan types. In future filings, please disclose the number of days past due at which write-off occurs for each of these loan types.

As a follow up to your request to provide disclosure of the number of days past due at which charge off occurs for the collectively assessed loans, we will revise the specific paragraph on page F-25 of the Form 20-F in future filings relating to our accounting policy for charge offs as follows (Note: any deleted or additional text to revise the previous disclosure provided to you with respect to comment 15 of our response letter dated October 12, 2011 is in bold):

“When it is considered that there is no realistic prospect of recovery and all collateral has been realized or transferred to the Group, the loan and any associated allowance is charged off ~~written off~~ (the loan and the related allowance are removed from the balance sheet). Individually significant loans where specific loan loss provisions are in place are evaluated at least quarterly on a case-by-case basis. For this category of loans, the number of days past due is an indicator for a charge off ~~write-off~~ but is not a determining factor. A charge ~~write~~-off will only take place after considering all relevant information, such as the occurrence of a significant change in the borrower’s financial position such that the borrower can no longer pay the obligation, or the proceeds from the collateral are insufficient to completely satisfy the current carrying amount of the loan.

For collectively assessed loans, which are primarily mortgages and consumer finance loans, the timing of a charge ~~write~~-off depends on ~~the loans’ individual collateral liquidation schedules. While the number of days past due is used the thresholds vary across loan types.~~ whether there is any underlying collateral and the Group’s estimate of the amount collectible. For mortgage loans, the portion of the loan which is uncollateralised is charged off when the mortgage becomes 840 days past due, at the latest. For consumer finance loans, any portion of the balance which the Bank does not expect to collect is written off at 180 past due, for credit card receivables, and 270 days past due, for other consumer finance loans.

Subsequent recoveries, if any, result in a reduction in the allowance account and are recorded in the consolidated statement of income as a component of the provision for credit losses.”

Note 16. Financial Assets Available for Sale, page F-105

6. Refer to your response to prior comment 20 related to the disclosures of your available-for-sale portfolio. While we note your existing disclosure regarding certain exposures as cited in your response, we continue to believe that additional disclosure related to your available-for-sale portfolio would be helpful to give readers greater perspective on the potential magnitude of future impairment risk.

Please address the following:

•

In future filings, please revise Note 16 to present both the fair value and the original carrying value in order to allow the reader to more easily gauge the extent to which such securities are in an unrealized loss position. Alternative, please provide such disclosure in your MD&A. Please provide us with this information as of December 31, 2010 and 2011 in your response.

•

As indicated in your response to previous comment 20, the largest exposures in your available-for-sale portfolio are debt securities issued to foreign governments and corporates. We note the additional disclosure referred to in your response as well as your disclosure on pages 35-38 of Exhibit 99.1 of your Form 6-K filed October 25, 2011. To the extent you have significant individual concentrations within your Corporate portfolio that are in an unrealized loss position, please revise your MD&A in future filings to discuss these specific exposures within the Corporate portfolio which are significantly underwater, providing quantification of the unrealized losses on these exposures within these portfolio classes. Specifically discuss how you considered these exposures for impairment.

•

If you believe you do not have significant corporate debt securities that were in an unrealized loss position that would warrant disclosure, please provide us with supporting information to support that conclusion.

As we stated in our response letter dated October 12, 2011, the disclosure of gross unrealized gains and gross unrealized losses attributable to financial assets classified as AFS is not explicitly required by IFRS. However, in response to comment 20 of your letter dated September 20, 2011 and to address your subsequent request in the first bullet above, we will include the following table separately showing the gross unrealized gains and losses on our AFS debt and equity securities in the Supplemental Financial Information pages of future filings on Form 20-F:

Dec 31, 2010	Fair	Gross unrealized holding		Amortized
in € m.	Value	gains	losses	cost
Debt securities:
German government	4,053	2	54	4,105
U.S. Treasury and U.S. government agencies	1,633	0	1	1,634
U.S. local (municipal) governments	563	0	18	581
Other foreign governments	17,688	56	245	17,877
Corporates	19,901	73	360	20,188
Other asset-backed securities	1,780	4	131	1,907
Mortgage-backed securities, including obligations of U.S. federal agencies	154	8	8	154
Other debt securities	442	6	2	438

Total debt securities	46,214	149	819	46,884

Equity securities:
Equity shares	3,296	660	15	2,651
Investment certificates and mutual funds	132	12	-6	114

Total equity securities	3,428	672	9	2,765

Total	49,642	821	828	49,649

Please note that our 2011 Form 20-F is not yet finalized and we therefore will provide the respective 2011 table in that report when it is filed. For interim reports we will continue to closely monitor the portfolio and disclose the nature of any significant developments since the year-end. Additionally, detail on our sovereign and corporate portfolio of AFS debt securities will be included in the Item 11 Risk Report of the 2011 Form 20-F as described in our response to comment 19 of our original response.

With respect to the second and third bullet of your comment, we advise that the total fair value of debt securities issued by corporates classified as AFS that were in an unrealized loss situation as of December 31, 2010 amounted to EUR 10.9 bn. These debt securities were issued by 450 different corporates with total gross unrealized losses amounting to EUR 360 m. We confirm that there was no significant individual concentration of unrealized losses in this corporate debt portfolio. We will continue to monitor our portfolio for such concentrations and make disclosure in future filings as appropriate.

Form 6-K Filed October 25, 2011

Exhibit 99.1 – Interim Report as of September 30, 2011

Other Contingencies – Litigation, page 79

7. Please refer to the following regarding your response to prior comments 22, 23 and 24, including your proposed future disclosure as well as your disclosure here:

•

You disclose on page 79 that “In extremely rare cases where losses are probable it may not be possible to reliably estimate the losses.” As of both December 31, 2010 and 2011, please tell us the number of cases where losses are probable where you determined it was not possible to reliably estimate the losses.

•	Further, please tell us in greater detail the factors that were present that prevent you from being able to estimate losses and the typical circumstances or types of cases where this occurs.

•

You disclose that “Additionally, certain information regarding such proceedings has not been disclosed because the Group has concluded that the disclosure can be expected to seriously prejudice their outcome.” Please confirm that you have disclosed all significant proceedings in your disclosure, and only omitted certain information about those proceedings pursuant to the guidance in paragraph 92 of IAS 37. Additionally, tell us the nature of the information that has not been disclosed.

In its 2010 Annual Report on Form 20-F, Deutsche Bank did not disclose, in its Provisions note to its financial statements or in Item 8.A.7, any contingencies for which losses were determined to be probable, but for which it was not possible to reliably estimate the loss. In its Form 20-F for the year ending December 31, 2011, Deutsche Bank intends to disclose one matter which involves a loss that, at this point in time, is reasonably probable but not yet reliably estimable.

The matter involves ongoing regulatory investigations across multiple jurisdictions. In one of those jurisdictions, based on the facts adduced to date, which materialized in 2011, Deutsche Bank believes that a liability is probable. The regulator for that jurisdiction, however, has neither concluded its analysis of the substance and scope of the conduct at issue nor apprised Deutsche Bank of its preliminary view of an appropriate resolution. Moreover, Deutsche Bank anticipates that the regulator will not conclude its analysis before late 2012 or early 2013, at the earliest. Additionally, there is no relevant precedent on which to base the estimate of the liability amount, and therefore until the regulatory review is completed and a view is formed by the regulator, Deutsche Bank is unable to estimate the losses for this matter.

We hereby confirm that we have disclosed all significant proceedings and only omitted certain information about those proceedings pursuant to the guidance in paragraph 92 of IAS 37. For such proceedings, we have only omitted disclosure of whether or not we have made a provision and, if so, the amount thereof, because we have concluded that disclosure of such information would seriously prejudice our position in the relevant dispute.

CF Disclosure Guidance: Topic No. 4, European Sovereign Debt Exposures

In addition to the questions raised in the Comment Letter, we note the Guidance issued by the SEC on January 6, 2012. We advise that we will be enhancing our disclosures about certain European countries, namely Greece, Ireland, Italy, Portugal and Spain (“GIIPS”) to reflect this guidance. In connection therewith, we will provide additional information in Item 11 of the Risk Report in our 2011 Form 20-F to provide more transparency around the following matters:

•	We will amend the disclosures to describe the relevance of certain European countries considered for disclosure in relation to the European Sovereign Debt Crisis.

•

We will introduce new tables providing for more granularity on our European exposures. This includes an overview of our overall credit exposure to counterparties in these European countries by type of financial instrument, an overview of our respective credit derivative exposure as well as further details on our undrawn exposure to these countries.

•

We will enhance our narrative disclosures to include inter alia information on management processes for monitoring and mitigating the risk associated with the relevant European exposures, details on credit protection bought and sold as well as observations on current developments.

•

We will provide more detail about why exposures to sovereign and non-sovereign GIIPS in our Correlation business (refer to page 36 of the Interim Report) have been excluded from the quantitative disclosures on the credit exposure to these countries. Specifically, we do not include the Correlation business in the GIIPS disclosures because the nature of the exposure is not linear (i.e. a default of a GIIPS country does not necessarily result in a payment under a CDS) and the net delta risk from this business is immaterial to the Bank.

•

With respect to our disclosure regarding Sovereign Credit Risk Exposure to certain European Countries (see page 37 of the Interim Report), we will provide more detail about how we use CDS protection to hedge our direct sovereign exposure. Specifically, Deutsche Bank, in line with common industry practice, uses CDSs as one important instrument to manage credit risk in order to avoid any undue concentrations in the credit portfolio. While we focus on net risk including hedging/collateral we also very intensively review our gross positions before any CDS hedging in reflection of the potential risk (as in Greece) that a CDS trigger event does not occur as expected. Please note that the significant reduction in GIIPS sovereign risk the Bank achieved in 2011 was not driven by CDS hedging.

Should you have any questions or comments, please feel free to contact the undersigned, Stefan Krause (ph: +49-69-910-32060; fax: +49-69-910-32066; e-mail: stefan.krause@db.com) or Mathias Otto (ph: +49-69-910-33962; fax: +49-69-910-38572; e-mail: mathias.otto@db.com).

Deutsche Bank Aktiengesellschaft

/s/ Stefan Krause	/s/ Mathias Otto
Stefan Krause	Mathias Otto
Chief Financial Officer and	Deputy General Counsel Germany,
Member of the Management Board	Central and Eastern Europe